Exhibit 99.1

Media Release

IMV Receives Nasdaq Notification Regarding Market Value of Listed Securities

DARTMOUTH, Nova Scotia, & CAMBRIDGE, Mass. - November 25, 2022 -- IMV Inc. (“IMV” or the “Company”) (NASDAQ: IMV; TSX: IMV), a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX® platform to treat solid and hematologic cancers, today announced that, on November 22, 2022, the Company received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company’s Market Value of Listed Securities (“MVLS”) for the last 30 consecutive business days was below the required minimum of US$35 million for continued listing on Nasdaq under Nasdaq Listing Rule 5550(b)(2).

The notification letter is only a notification of deficiency and has no immediate effect on the listing or trading of IMV’s common shares. The Company will continue to trade on the Nasdaq Capital Market under the symbol “IMV”, subject to the Company’s compliance with the other listing requirements. The Company’s common shares are also listed on the Toronto Stock Exchange, and the notification letter does not affect the Company’s compliance status with such listing.

The letter also indicated that the Company will be provided with a compliance period of 180 calendar days, or until May 22, 2023, in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C). If at any time before May 22, 2023, the Company’s MVLS closes at or above US$35 million for a minimum of ten consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance under the MVLS requirement, and the matter will be closed. In the event the Company does not regain compliance by May 22, 2023, the Company may face delisting.

The Company’s business operations are not affected by the receipt of the notification letter and the Company fully intends to regain compliance with Nasdaq listing rules. The Company will actively monitor its MVLS and is evaluating all available options to regain compliance with Nasdaq’s continued listing criteria.

Special Meeting of Shareholders

Shareholders are reminded of the upcoming special meeting of shareholders to consider the proposed consolidation of IMV’s total issued and outstanding shares. Two leading independent proxy advisors have issued recommendations for IMV shareholders to vote FOR the proposed share consolidation. The special meeting is being held on December 7, 2022 at 11:00 a.m. (Eastern Time). We encourage you to vote your shares well in advance of the proxy voting deadline on December 5, 2022 at 11:00 a.m. (Eastern Time). For any questions or if you require assistance with voting your shares, please contact our proxy solicitation agent, Laurel Hill Advisory Group at 1-877-452-7184 (North America Toll Free), 416-304-0211 (Calls Outside North America) or by email at assistance@laurelhill.com.

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform, DPX™. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S also delivers an innate immune activator and a universal CD4 T cell helper peptide. These elements foster maturation of antigen presenting cells as well as robust activation of CD8 T cell effector and memory function. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer, using MVP-S or DPX-SurMAGE, was initiated in early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In this press release, such forward-looking statements include, but are not limited to, statements regarding IMV’s ability to maintain its Nasdaq listing beyond the compliance period. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, those related to the Company’s expected timeline associated with its cash runway; the Company’s priorities with MVP-S and its DPX delivery platform, the potential for its delivery platform and the anticipated timing of enrollment and results for its clinical trial programs and studies as others risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Investor Relations

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications and Investor Relations, IMV Inc.

O: (902) 492.1819 ext: 1049
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com